AxoGen, Inc.

13859 Progress Blvd., Suite 100

Alachua, FL 32615

August 8, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549

Attention:               Amanda Ravitz

                                 Assistant Director

Re: AxoGen, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-188597

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Washington, D.C. time, on August 8, 2013, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Emilio Ragosa at (609) 919-6633.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement on Form S-1.

Very truly yours,

AxoGen, Inc.

By:	/s/ Gregory G. Freitag
Name: Gregory G. Freitag
Title: Chief Financial Officer

cc: Morgan, Lewis & Bockius LLP

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